March 2, 2016

VIA EDGAR

Mr. Chad Eskilden

United States Securities and Exchange Commission

Washington, D.C.

RE:       Sarbanes-Oxley Review of the Annual Report to Shareholders for Nicholas Limited Edition, Inc. (the “Fund”)

            Registration Nos. 033-11420/811-04993

Mr. Eskilden,

This letter is being filed via EDGAR as Correspondence in response to your verbal comment on the Fund’s Annual Report for the period ended December 31, 2014 received on February 2, 2016.  We appreciate your assistance in this matter.  Your comments as we understood them are detailed below with our responses immediately following.  These modifications will be made for financial statement periods ending December 31, 2015 and thereafter.

Comment 1

            The line graph computation for the Fund’s Class I should use the minimum initial investment of $100,000 to conform with Instruction 1.(d) of Item 27.(b)(7).

Response 1

            The Fund conformed with the Instruction 1.(d) of Item 27.(b)(7) in its Annual Report for the period ended December 31, 2015.

Comment 2

            The Fund should consider disclosing the current yield for the Fidelity Institutional Money Market Fund Class I.

Response 2

             The Fund has incorporated this suggestion in its Annual Report for the period ended December 31, 2015.

In accordance with SEC guidelines, the Fund hereby states the following:

(a)     The Fund acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

(b)    The Fund acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

(c)     The Fund represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

If you should have questions regarding this issue, please call so we can further discuss your concerns.

Very truly yours,

/s/ Jeffrey T. May

Senior Vice President, Secretary and Treasurer

Cc:       Jason T. Thompson